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
                         FOR ADDITIONAL INFORMATION
Rosalyn Exley            Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
                         Chief Financial Officer          Lippert/Heilshorn &
Tier Technologies        Sapiens International            Associates Inc.
Tel: +61-2-9923-9800     Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                               +972-8-938-2701
E-mail: rexley@tier.com  E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com
        ---------------          -------------------              -------------
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           SAPIENS AND TIER AUSTRALIA SIGN BROAD PARTNERSHIP AGREEMENT

      Companies to Jointly Market e-Business, Financial Services Solutions
                    and Legacy-to-Web Solutions in Australia


Sydney, Australia--August 22, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) and Tier Technologies (NASDAQ: TIER) today announced that they have signed an agreement to jointly market and implement rapid solutions for e-business, legacy extension and financial services throughout Australia.

One of the great challenges that organizations face in the new millennium is the need to leverage their core IT systems to the web in order to keep pace with the demands of the emerging e-marketplace. The combination of Sapiens eMerge(TM), the comprehensive solution for the transition to e-business, and Tier Technologies' experience in implementing solutions for some of Australia's leading financial services and insurance organizations will provide organizations with market-leading solutions to the constant challenge of change. Tier Australia's client list includes most of the major insurers in the region, financial institutions and Government agencies, both State and Federal.

Graham Barker, National Operations Director for Tier Australia, said: "By joining forces with Sapiens we are better positioned to meet our clients' emerging e-business needs. Using Sapiens eMerge, organizations can now extend their IT systems to the Internet, intranet and extranet, thus enabling business analysts to directly input changes into the application without extensive programming or maintenance. This allows our clients to immediately react to the changing e-marketplace and expand and update their offerings rapidly, giving them a competitive advantage over companies using the traditional approach."

"Tier and Sapiens have joined forces to better serve joint customers in the region," said Gal Profesorsky, Managing Director, Sapiens Australia. "We are now better positioned to rapidly provide e-business solutions and Legacy-to-web solutions as well as financial services frameworks."


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About Tier

Tier Technologies (NASDAQ: TIER) is a global information technology professional services company with offices throughout the USA, Australia and the UK. In Australia, the company employs well over 250 people offering Project Management Services, Call Centre Services, Management & Technical Consulting Services and System Services.

The System Services Division provides information technology consulting, application development and software engineering services to large corporations and government entities. System Services combine a significant understanding of enterprise-wide IT systems with expertise in vertical industries including insurance, financial services, healthcare, telecommunications and Government services.

You are invited to visit us on the World Wide Web at http://www.tier.com.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


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